Exhibit 99.1

                  Aeterna Zentaris Reports Third Quarter 2023 Financial Results

-	Launch of Ghryvelin™ in a number of key countries in the European Economic Area
-	Approval of Macrilen® in South Korea in September
-	Ended the quarter with $38.8 million in cash, expected to fund operations and advancement of priority pipeline programs into 2025

TORONTO, ONTARIO, November 8, 2023 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the quarter ended September 30, 2023.

“We are pleased with the progress made in the last quarter with respect to the commercialization of Ghryvelin™ (macimorelin and previously sold in the United States as Macrilen®) in the European Economic Area (EEA). Following regional pricing approvals, Pharmanovia, our commercialization partner in the EEA, has launched Ghryvelin™ in the UK, Germany, Scandinavia and other countries in the EEA, and is expecting to launch Ghryvelin™ in additional countries in the EEA during the remainder of 2023 and into the first half of 2024. In South Korea, Macrilen® granules received MFDS approval in September so that, together with our partner NK Meditech, we are now preparing to launch Macrilen® in the South Korean market,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna. “We are also encouraged with the progress we are making with our ongoing research program involving the use of the AIM biologics platform to treat neuromyelitis optica spectrum disorder (NMOSD) where we achieved ex-vivo proof of mode of action by regulatory T-Cell activation in human peripheral blood mononuclear cells of healthy donors and NMOSD patients. Our efforts to advance our programs are supported by our strong cash position which we believe enables us to meet our currently projected cash needs into 2025.”

Summary of Third Quarter 2023 Financial Results

All amounts are in U.S. Dollars

Cash and cash equivalents

The Company had $38.8 million in cash and cash equivalents at September 30, 2023.

Results of operations for the three-month period ended September 30, 2023

For the three-month period ended September 30, 2023, we reported a consolidated net loss of $4.1 million, or $0.85 loss per common share (basic and diluted), as compared with a consolidated net loss of $3.4 million, or $0.70 loss per common share (basic) for the three-month period ended September 30, 2022.

Revenues

●	Our total revenue for the three-month period ended September 30, 2023, was $0.0 million as compared with $1.9 million for the same period in 2022, representing a decrease of $1.9 million. The decrease was due to required transition time in onboarding our new partner, Pharmanovia, as it pertained to marketing Ghryvelin™ in the European Economic Area and United Kingdom, as well as the termination of the Company’s amended agreement with Novo Nordisk Healthcare in May 2023.

Operating Expenses

●	Our total operating expenses for the three-month period ended September 30, 2023 were $4.6 million as compared with $5.6 million for the same period in 2022, representing a decrease of $1.0 million. This decrease arose from a $0.5 million decrease in research and development expenses, related to a decrease of $0.4 million in our AEZS-130 Macimorelin ALS project and a net decrease of $0.1 million for all other projects, as well as a $0.5 million decrease in the selling, general & administrative expenses.

Net Finance Income

●	For the three-month period ended September 30, 2023, our net finance income was $0.4 million as compared to $0.3 million for the three-month period ended September 30, 2022, representing an increase of $0.1 million. This was primarily due to an increase in interest earned on bank deposits of $0.4 million offset by a $0.3 million decrease in our gain (loss) due to changes in foreign currency.

Results of operations for the nine-month period ended September 30, 2023

For the nine-month period ended September 30, 2023, we reported a consolidated net loss of $10.9 million, or $2.25 loss per common share (basic and diluted), as compared with a consolidated net loss of $10.3 million, or $2.12 loss per common share (basic) for the nine-month period ended September 30, 2022.

Revenues

●	Our total revenue for the nine-month period ended September 30, 2023, was $4.4 million as compared to $3.2 million for the same period in 2022, representing an increase of $1.2 million. The increase was due to an increase in license fee revenue recognized of $0.7 million and development services revenue of $0.7 million relating to the Company’s amended agreement with Novo Nordisk Healthcare, offset by a combined $0.2 million decrease in all other revenues.

Operating Expenses

●	Our total operating expenses for the nine-month period ended September 30, 2023 were $16.0 million as compared with $14.4 million for the same period in 2022, representing an increase of $1.6 million. This increase was due to a $1.6 million increase in research and development expenses, primarily related to a $0.9 million increase in the DETECT trial, a $0.5 million increase in our AEZS-130 Macimorelin ALS project and a $0.4 million increase in our AIM-Biologicals – NMOSD project offset by a decrease of approximately $0.4 million for all other projects.

Net Finance Income

●	For the nine-month period ended September 30, 2023, our net finance income was $0.7 million as compared to $1.0 million for the nine-month period ended September 30, 2022, representing a decrease of $0.3 million. This decrease was the result of a $1.0 million decrease in gains due to changes in foreign currency rates offset by a $0.7 million increase in interest income.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the third quarter 2023, as well as the Company’s unaudited consolidated interim financial statements as of September 30, 2023, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedarplus.com and www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen®; Ghryvelin™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna Zentaris is dedicated to the development of its therapeutic asset and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: expectations with respect to the launch of Ghryvelin™/ Macrilen® in the European Economic Area and South Korea; Aeterna’s belief that its cash will be sufficient to meet its needs into 2025; results of its research programs, including with respect to the AIM biologic platform in NMOSD.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others: risks that the launch of Ghryvelin™/ Macrilen® in the European Economic Area and South Korea may be delayed or may not be successful; we may not be successful in finding a commercialization partner for Macrilen® (macimorelin) in the United States or other countries not currently partnered; we may not be able to re-launch sales of Macrilen® (macimorelin) in the United States; our reliance on the success of the DETECT trial in CGHD, including our ability to complete enrollment in that trial and to obtain positive results from that trial; results from our ongoing or planned pre-clinical studies (including AIM biologicals) and our DETECT trial may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of macimorelin (Macrilen®; GHRYVELIN™) and related out-licensing/partnering arrangements and the continued availability of funds and resources to successfully commercialize the product; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F and annual information form under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas
JTC Team
T: +1 (833) 475-8247
E: aezs@jtcir.com